UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Monster Digital, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

(CUSIP Number of Common Stock Underlying Warrants)

Mr. David Olert, Chief Financial Officer
Monster Digital, Inc.
2655 First Street, Suite 250
Simi Valley, California 93065
(805) 915-4775

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Thomas J. Poletti, Esq.
Manatt, Phelps & Phillips, LLP
695 Town Center Drive, 14th Floor
Costa Mesa, CA 92626
(714) 371-2500

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)(2)
$1,989,755	$231.21

(1)	Estimated for purposes of calculating the amount of the filing fee only. The transaction is an offer to amend and exercise warrants to purchase an aggregate of 4,421,676 shares of common stock, consisting of outstanding warrants held by holders of record as of September 19, 2017 to purchase (i) 2,025,000 shares of the Company’s common stock at an exercise price of $5.625 per share issued to investors in the Company’s initial public offering which closing occurred in July 2016 (the “IPO Warrants”), (ii) 1,405,007 shares of the Company’s common stock at an exercise price of $5.625 per share issued to holders of promissory notes, Series A Convertible Preferred stock and other indebtedness upon conversion of such indebtedness and preferred stock in connection with the Company’s initial public offering which closing occurred in July 2016 (the “Conversion Warrants”), (iii) 888,858 at an exercise price of $2.00 per share, issued to investors participating in and brokers assisting with certain of the Company’s private placement financings which closings occurred from January 2017 to September 2017 (the “$2.00 Warrants”),(iv) 64,668 issued to the placement agent and its assignees of the Company’s private placement financings with respect to which closings occurred from October 2012 to January 2015 (35,547 between at an exercise price of $14.85 per share and 29,121 an exercise price of $22.28 per share (together the “Placement Agent’s Warrants”), and (v) 38,143 issued to the Company’s public relations firm (6,004 in January 2017 at an exercise price of $5.00 per share, 7,230 in January 2017 at an exercise price of $7.00 per share, 9,986 in March 2017 at an exercise price of $9.00 per share and 14,923 in March 2017 at an exercise price of $11.00 per share) (together the “PR Warrants”). The shares of common stock underlying the IPO Warrants, the Conversion Warrants, the $2.00 Warrants, the Placement Agent Warrants and the PR Warrants are known together as the “Warrant Shares”. The IPO Warrants, the Conversion Warrants, the $2.00 Warrants, the Placement Agent Warrants and the PR Warrants are known together as the “Original Warrants”.

The transaction value is calculated pursuant to Rule 0-11 using $0.7786 per share of common stock, which represents the average of the high and low sales price of the common stock on September 19, 2017.

(2)	Calculated by multiplying the transaction value by .0001162.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A Form or Registration Number: N/A	Filing Party: N/A Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EX-99(a)(1)(A)

EX-99(a)(1)(B)

EX-99(a)(1)(C)

EX-99(a)(1)(D)

EX-99(a)(1)(E)(i)

EX-99(a)(1)(E)(ii)

EX-99(a)(1)(E)(iii)

EX-99(a)(1)(E)(iv)

EX-99(a)(1)(E)(v)

EX-99(d)

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Item 1.	SUMMARY TERM SHEET.

The information under the heading “Summary of Terms” in the Offer to Amend and Exercise filed as Exhibit (a)(1)(B) to this Schedule TO is incorporated herein by reference.

Item 2.	SUBJECT COMPANY INFORMATION.

(a)	The name of the subject company (issuer) and filing person (offeror) is Monster Digital, Inc., a Delaware corporation (the “Company”). The address and telephone number of its principal executive offices are 2655 First Street, Suite 250, Simi Valley, Ca 93065, Attn: Chief Financial Officer, telephone number (805) 915-4775.

(b)	The warrants subject to the Offer to Amend and Exercise are outstanding warrants held by holders of record as of September 19, 2017 which are “accredited investors” (as that term is defined under Regulation D promulgated under the Securities Act of 1933, as amended) to purchase an aggregate of 4,421,676 shares of common stock, consisting of outstanding warrants to purchase (i) 2,025,000 shares of the Company’s common stock at an exercise price of $5.625 per share issued to investors in the Company’s initial public offering which closing occurred in July 2016 (the “IPO Warrants”), (ii) 1,405,007 shares of the Company’s common stock at an exercise price of $5.625 per share issued to holders of promissory notes, Series A Convertible Preferred stock and other indebtedness upon conversion of such indebtedness and preferred stock in connection with the Company’s initial public offering which closing occurred in July 2016 (the “Conversion Warrants”), (iii) 888,858 at an exercise price of $2.00 per share, issued to investors participating in and brokers assisting with certain of the Company’s private placement financings which closings occurred from January 2017 to September 2017 (the “$2.00 Warrants”),(iv) 64,668 issued to the placement agent and its assignees of the Company’s private placement financings with respect to which closings occurred from October 2012 to January 2015 (35,547 at an exercise price of $14.85 per share and 29,121 at an exercise price of $22.28 per share (together the “Placement Agent’s Warrants”), and (v) 38,143 issued to the Company’s public relations firm (6,004 in January 2017 at an exercise price of $5.00 per share, 7,230 in January 2017 at an exercise price of $7.00 per share, 9,986 in March 2017 at an exercise price of $9.00 per share and 14,923 in March 2017 at an exercise price of $11.00 per share) (together the “PR Warrants”) The shares of common stock underlying the IPO Warrants, the Conversion Warrants, the $2.00 Warrants, the Placement Agent Warrants and the PR Warrants are known together as the “Warrant Shares”. The IPO Warrants, the Conversion Warrants, the $2.00 Warrants, the Placement Agent Warrants and the PR Warrants are known together as the “Original Warrants”.

As of September 19, 2017, the Company has: (i) 9,420,680 shares of common stock outstanding; (ii) outstanding warrants to purchase 4,421,676 shares of common stock (all of which are the Original Warrants); and (iii) outstanding equity awards to purchase 16,834 shares of common stock issued pursuant to the Company’s 2012 Omnibus Incentive Plan (the “Plan”). In addition, the Company has reserved an additional 150,049 shares of common stock for issuance pursuant to the Plan.

(c)	The information set forth in Section 12: “Trading Market and Price Range of IPO Warrants and Common Stock” of the Offer to Amend and Exercise is incorporated herein by reference.

Item 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)	The Company is the filing person and the subject company. The address and telephone number of each of the Company’s executive officers and directors is 2655 First Street, Suite 250, Simi Valley, Ca 93065, Attn: Chief Financial Officer, telephone number (805) 915-4775. The information set forth in Section 17: “Interests of Directors and Executive Officers in the Offer To Amend and Exercise” is incorporated herein by reference.

Item 4.	TERMS OF THE TRANSACTION.

(a)	Information about the terms of the transaction under the headings “Summary of Terms” and “Description of Offer to Amend and Exercise” of the Offer to Amend and Exercise is incorporated herein by reference.

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(b)	One of the Company’s directors hold Original Warrants and is eligible to participate in the Offer to Amend and Exercise on the same terms and conditions as the other eligible holders of the Original Warrants. See Section 17: “Interests of Directors and Executive Officers in the Offer to Amend and Exercise” of the Offer to Amend and Exercise, which is incorporated herein by reference.

Item 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)	See Section 20: “Fees and Expenses” of the Offer to Amend and Exercise, which is incorporated herein by reference, for a description of the Company’s retention of Westpark Capital, Inc. ( the “Warrant Agent”) to serve as the Warrant Agent for the Offer to Amend and Exercise.

Item 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	The information set forth in Section 2: “Purposes of the Offer to Amend and Exercise and Use of Proceeds; Plans or Proposals” of the Offer to Amend and Exercise is incorporated herein by reference.

(b)	The information set forth in Section 2: “Purposes of the Offer to Amend and Exercise and Use of Proceeds; Plans or Proposals” of the Offer to Amend and Exercise is incorporated herein by reference.

(c)	The information set forth in Section 2: “Purposes of the Offer to Amend and Exercise and Use of Proceeds; Plans or Proposals” of the Offer to Amend and Exercise is incorporated herein by reference.

Item 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

Item 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)	The information set forth in Section 17: “Interests of Directors and Executive Officers in the Offer to Amend and Exercise” in the Offer to Amend and Exercise is incorporated herein by reference.

(b)	The information set forth in Section 14: “Transactions and Agreements Concerning Original Warrants” of the Offer to Amend and Exercise is incorporated herein by reference.

Item 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)	The information set forth in Section 20: “Fees and Expenses” of the Offer to Amend and Exercise is incorporated herein by reference.

(b)	The information set forth in Section 20: “Fees and Expenses” of the Offer to Amend and Exercise is incorporated herein by reference.

Item 10.	FINANCIAL STATEMENTS.

(a)	The financial information required by Item 1010(a) is included in Section 16 “Historical and Pro-Forma Financial Information and Other Financial Information Regarding the Company and Innovate” and Exhibit A of the Offer to Amend and Exercise and is incorporated herein by reference.

(b)	The pro forma financial information required by Item 1010(b) is included in Section 16 “Historical and Pro-Forma Financial Information and Other Financial Information Regarding the Company and Innovate” and Exhibit A of the Offer to Amend and Exercise and is incorporated herein by reference.

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Item 11.	ADDITIONAL INFORMATION.

(a)	(1)	Except as set forth in Items 8 and 9 above, there are no present or proposed contracts, arrangements, understandings or relationships between the Company and its executive officers, directors or affiliates relating, directly or indirectly, to the Offer to Amend and Exercise.

(2)	Not applicable.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

Item 12.	EXHIBITS.

The following are attached as exhibits to this Schedule TO:

(a)	(1) Letter to Holders of Original Warrants (A)

(1)    Offer to Amend and Exercise

(B)

(1)     Form of Election to Consent, Participate and Exercise Warrant
(C)

(1)     Form of Notice of Withdrawal
(D)

(1)     Form of Amendment to Original Warrant (with respect to IPO Warrants)
(E)(i)

(1)     Form of Amendment to Original Warrant (with respect to Conversion Warrants)
(E)(ii)

(1)     Form of Amendment to Original Warrant (with respect to $2.00 Warrants)
(E)(iii)

(1)     Form of Amendment to Original Warrant (with respect to Placement Agent’s Warrants)
(E)(iv)

(1)     Form of Amendment to Original Warrant (with respect to PR Warrants)
(E)(v)

(b)	Not applicable.

(d)	Warrant Agent Agreement, dated September 18, 2017, by and between the Company and Westpark Capital, Inc.

(e)	None.

(f)	None.

(g)	None.

(h)	None.

Item 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not Applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MONSTER DIGITAL, INC.

	By:	/s/ David H. Clarke
Name: David H. Clarke
Title: Chief Executive Officer
(Principal Executive Officer)

Date: September 22, 2017

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